Filed Pursuant To Rule 433
                                                     Registration No. 333-131598
                                                                October 13, 2006




                 streetTRACKS(R) Gold Shares Makes Debut in Asia


11th October 2006: streetTRACKS(R) Gold Shares (Ticker: GLD) (Gold Shares), the gold-backed securities that enable investors to trade an interest in gold bullion through a regulated exchange, today commenced trading on the Singapore Stock Exchange (SGX). The Singapore listed Gold Shares are fully fungible with those listed in the United States on the New York Stock Exchange, giving institutional and private investors access to the world's largest and most liquid exchange traded gold fund.

Simon Village, principal of Exchange Traded Gold(TM), the holding company responsible for bringing Gold Shares to market in conjunction with State Street Global Advisors, commented:

"With over US$7 billion dollars in assets under management and an average daily trading volume of approximately US$400 million, Gold Shares has been one of the fastest growing ETFs in the US. We are now pleased to offer streetTRACKS Gold Shares on the Singapore Stock Exchange, for the first time giving investors across Asia efficient, cost effective and local access to the investment attributes of gold using the world's most liquid gold ETF."

Gold Shares are denominated in US dollars and enable investors to track the price of gold and buy as little as one board lot of ten shares, with each share priced at approximately one-tenth of the spot price for an ounce of gold.







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Gold backed securities under the Exchange Traded Gold umbrella now trade on exchanges in London, New York, Johannesburg, Australia, Paris and most recently Mexico. With the addition of a listing in Asia, Gold Shares can now be traded virtually 24 hours a day.

streetTRACKS Gold Shares are sponsored by World Gold Trust Services LLC (a wholly owned subsidiary of the World Gold Council). Commenting on today's launch, James Burton, Chief Executive Officer, World Gold Council, said:

"Central to the strategy of the World Gold Council has been to educate investors on the benefits of holding gold within their portfolio, whilst simultaneously ensuring that it is easy and efficient for them to access. The roll-out of Gold Shares on the leading stock exchanges worldwide is therefore an important element of our overall strategy and we are delighted to witness and support today's launch."


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Media contact details:

Rebecca Clark, Capital MS&L
Tel: +44 (0) 207 307 5342
rebecca.clark@capitalmsl.com

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streetTRACKS(R) GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: streetTRACKS(R), 30th Floor, Boston, MA 02111.